April 22, 2015

Via Edgar

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-5546

Re:	Neogen Corporation
Form 10-K for the Fiscal Year Ended May 31, 2014
Filed July 30, 2014
File No. 000-17988

Dear Mr. Rosenberg:

This is in response to your letter dated March 24, 2015 regarding the review by the Staff of the Securities and Exchange Commission (the “Staff”) and the Staff’s comments on the Annual Report on Form 10-K of Neogen Corporation (the “Company”) for the fiscal year ending May 31, 2014 (the “Form 10-K”)

For your convenience, we have set forth the Staff’s comment below followed by our response.

Notes to Consolidated Financial Statements 1. Summary of Significant Accounting Policies Revenue Recognition, page F-9

1.	We acknowledge the revenue recognition policy in your Summary of Significant Accounting Policies. However, we believe that this disclosure could be improved. Please tell us if you make any estimates of items that reduce gross revenue other than product returns e.g. chargebacks, customer rebates and other discounts and allowances. If so, please tell us the amounts of the estimates for each period presented. In addition, for your product returns and any other significant estimate, please provide us proposed disclosure to be included in future periodic reports to address the following or tell us why you do not believe this disclosure is warranted.

•	Nature and amount of each accrual at the balance sheet date.

•	The factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of new products.

•	To the extent that information you consider in the preceding bullet is quantifiable, disclose both quantitative and qualitative information and to what extent information is from external sources (e.g., third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date disaggregated by expiration period.

•	If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer’s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

•	Include a roll forward of the liability for each estimate for each period presented showing the following:

¡	Beginning balance,

¡	Current provision related to sales made in current period,

¡	Current provision related to sales made in prior periods,

¡	Actual returns or credits in current period related to sales made in current period,

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¡	Actual returns or credits in current period related to sales made in prior periods, and

¡	Ending balance.

•	In your discussion of results of operations for period-to-period revenue comparisons, discuss the amount of and reason for fluctuations for each type of gross revenue reduction (i.e. product returns, chargebacks, customer rebates and other discounts and allowances) and the effect that changes in your estimates of these items had on your revenues and operations.

Our Response:

Reductions of gross revenues for the Company represent returns, pricing errors, customer goodwill and other, and marketing support based on sales volume. During each of the three years in the period ended May 31, 2014, the reductions represented the following percentages of reported net revenues:

	Fiscal year ended May 31,
	2014	2013	2012
Recorded as contra revenue when known:
Returns for credit	0.7%	0.7%	1.0%
Pricing Credits	0.3%	0.7%	0.7%
Customer Goodwill and other	0.1%	0.2%	0.1%

Subtotal	1.1%	1.6%	1.8%
Estimated at time of sale and recorded as sales expense:
Marketing support based on sales volume	1.7%	1.4%	1.4%

As none of the above revenue reductions are individually, or in the aggregate, material to reported net revenues, the timing of their recognition and classification are not significant to users of the financial statements. Accordingly, the Company does not believe that additional disclosures as outlined in the Staff’s comment are necessary at this time. However, we do note that our previous disclosures inadvertently described that the Company estimated returns at the time of sale. As such, and in order to provide some additional disclosure in response to the Staff comment above, in future filings, we will change our Revenue Recognition policy description to the following:

Revenue from products and services is recognized when the product has been shipped or the service performed, the sales price is fixed and determinable, and collection of any receivable is probable. To the extent that customer payment has been received before all recognition criteria are met, these revenues are initially deferred and later recognized in the period that all recognition criteria have been met. Customer credits for sales returns, pricing and other disputes and other related matters (including volume rebates offered to certain distributors as marketing support) represent approximately 3% of reported net revenue for each period presented.

In the event that contra revenue items were to increase to a material amount in future periods, the Company would revise its accounting practices to timely accrue and properly classify such amounts.

In connection with these responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. If you have any questions with respect to this letter, or if you require additional information, please do not hesitate to contact me at 517 372-9200.

Sincerely,

/s/ Steven J. Quinlan

Steven J. Quinlan

Vice President and Chief Financial Officer

cc:	James L. Herbert, Chief Executive Officer
Clayton K. Yeutter, Audit Committee Chairman
Donald J. Kunz, Esq., Honigman Miller
Anthony Lawrence, BDO USA, LLP